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                             UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                        Washington, D. C.  20549


                          SCHEDULE 13D


            Under the Securities Exchange Act of 1934
                        (AMENDMENT NO.1)*


                      STOCKER & YALE, INC.
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                        (Name of Issuer)

           COMMON STOCK, PAR VALUE $0.001 PER SHARE
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                 (Title of Class of Securities)

                            86126T03
               ----------------------------------
                         (CUSIP Number)

    CHILTON INVESTMENT CO., INC., 320 PARK AVENUE, 22ND FLOOR
                       NEW YORK, NY  10022
          ATTN:  RICHARD L. CHILTON, JR. (212) 751-3596
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   (Name, Address and Telephone Number of Person Authorized to
               Receive Notices and Communications)

                          JULY 29, 1997
              -------------------------------------
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          SCHEDULE 13D

CUSIP No.  86126T03                      Page  of  Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

    CHILTON INVESTMENT CO., INC.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [X]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    00

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    NEW YORK

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           480

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         480

                10  SHARED DISPOSITIVE POWER

                    0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    480

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    .02%

14  TYPE OF REPORTING PERSON*

    IA


                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
	INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                          SCHEDULE 13D

CUSIP No.  86126T03                        Page  of  Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

    RICHARD L. CHILTON, JR.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [X]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    UNITED STATES

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           257,520

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         257,520

                10  SHARED DISPOSITIVE POWER

                    0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    257,520

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    10.03%

14  TYPE OF REPORTING PERSON*

    IN


                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
	INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 1.SECURITY AND ISSUER

          The Schedule 13D initially filed on October 21, 1996 of Richard L. Chilton, Jr. (the "Reporting Person"), relating to the common stock, par value $.001 per share (the "Shares"), issued by Stocker & Yale, Inc., a Massachusetts corporation (the "Issuer"), is hereby amended by this Amendment No. 1 to the Schedule 13D to report an increase in the Reporting Person's ownership of Shares from 7.8% to 10.03%, and additionally as follows:

ITEM 2.IDENTITY AND BACKGROUND

       Item 2 is hereby supplemented by the addition of the following:

          This Statement is being filed on behalf of Chilton Investment Co., Inc., a New York S corporation ("Chilton Investment"). Chilton Investment is sometimes referred to herein individually as a "Reporting Person" and collectively with Richard L. Chilton, Jr. as the "Reporting Persons."
          Information with respect to each Reporting Person is given solely by such Reporting Person and no Reporting Person has responsibility for the accuracy or completeness of information supplied by any other Reporting Person. The Reporting Persons have entered into a Joint Filing Agreement, dated August 12, 1997 attached hereto as Exhibit A.
       ITEM 2.   (a), (b), (c)

          Chilton Investment is a New York S corporation whose principal business is to act as investment adviser with respect to certain managed accounts. Mr. Chilton is the sole shareholder and president of Chilton Investment. The address of the principal office of Chilton Investment is 320 Park Avenue, 22nd Floor, New York, New York 10022. The name, present principal occupation or employment and business address of the executive officer and director of Chilton Investment are listed in
Schedule I hereto.
          ITEM 2.   (d), (e)
          During the last five years, Neither Chilton Investment nor, to the best knowledge of Chilton Investment, any person identified in Schedule I has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
          ITEM 2.   (f)
          To the best knowledge of Chilton Investment, all natural persons identified herein and in Schedule I are United States citizens.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

       Item 3 is hereby supplemented by the addition of the following:

          As of the date hereof, Chilton Investment has acquired 480 shares of Common Stock for an aggregate purchase price of $2,068.80. The funds for the acquisition of the Shares by Chilton Investment came from funds of the holders of certain managed accounts (the "Managed Accounts").
          As of the date hereof, Mr. Chilton is deemed to beneficially own 257,520 Shares. All 257,520 Shares beneficially owned by Mr. Chilton are held by the Partnerships or by managed accounts over which the Reporting Person has investment discretion. The Shares were purchased in open market transactions at an aggregate cost of $1,109,911.20.
          The funds for the purchase of the Shares held in the Partnerships and the managed accounts over which the Reporting Persons has investment discretion have come from the Partnerships' working capital or each account's own funds or from margin loans entered into in the ordinary course of business.

ITEM 4.PURPOSE OF TRANSACTION

       Item 4 is hereby supplemented by the addition of the following:

          The Shares beneficially owned by the Reporting Persons were acquired for, and are being held for, investment purposes.
The Reporting Persons have no plan or proposal which relates to, or would result in, any of the actions enumerated in Item 4 of the instructions to Schedule 13D.

ITEM 5.INTEREST IN SECURITIES OF THE ISSUER

       Item 5 is hereby supplemented by the addition of the following:

          (a) Chilton Investment beneficially owns 480 shares of Common Stock, representing .02% of the Shares. Mr. Chilton beneficially owns 257,520 Shares, representing 10.03% of the Shares. (The foregoing calculations are based on 2,567,894.60 Shares issued and outstanding as of August 1, 1997 according to publicly available filings of the Issuer).
               If the Reporting Persons were deemed to constitute a group, the 258,000 Shares beneficially owned by the Reporting Persons would represent 10.05% of the issued and outstanding Shares as of August 1, 1997. (The foregoing calculations are based on the number of Shares then issued and outstanding according to publicly available filings of the Issuer).
               Each of the Reporting Persons disclaims beneficial ownership of the Shares owned by the other Reporting Persons or by any other investor.
               The Reporting Persons have the power to vote, direct the vote, dispose of or direct the disposition of all the Shares that they are deemed to beneficially own. All transactions in the Shares effected by the days were effected in open-market transactions and are set forth in Exhibit A hereto.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
        WITH RESPECT TO SECURITIES OF THE ISSUER.

       Item 6 is hereby supplemented by the addition of the following:

          Other than the agreement set forth in Exhibit A hereto, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in response to Item 2 above and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.MATERIAL TO BE FILED AS EXHIBITS

          Exhibit A:     Joint Filing Agreement, dated August 12,
                         1997, by and among Chilton Investment Co.,
                         Inc. and Richard L. Chilton, Jr.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 12, 1997

                              CHILTON INVESTMENT CO., INC.


                              By:  /s/  Richard L. Chilton, Jr.
                                   ----------------------------
                                  Name:  Richard L. Chilton, Jr.
                                  Title: President


                              RICHARD L. CHILTON, JR.


                              By:  /s/  Richard L. Chilton, Jr.
                                   ----------------------------
                                                       SCHEDULE I
                 EXECUTIVE OFFICER AND DIRECTOR
                    CHILTON INVESTMENT CO., INC.

NAME                PRESENT BUSINESS      PRESENT PRINCIPAL
                    ADDRESS               OCCUPATION
Richard L.          Chilton Investment    President and Sole
Chilton, Jr.             Co., Inc.        Shareholder of Chilton
President           320 Park Avenue,      Investment Co., Inc.;
                         22nd Floor       General Partner of
                    New York, NY  10022   Chilton Investments,
                                          L.P.; General Partner of
                                          Olympic Equity Partners,
                                          L.P.


                                                      SCHEDULE II

    TRANSACTIONS IN SHARES OF COMMON STOCK ($0.001 PAR VALUE)
           OF STOCKER & YALE, INC. (CUSIP # 86126T03)
                       SINCE JUNE 12, 1997
  -------------------------------------------------------------


                                                 # OF SHARES
                             TRADE    PRICE   PURCHASED (SOLD IN
                             DATE              THE PAST 60 DAYS
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CHILTON INVESTMENT CO., INC.  7/29/97  4.31          480
     (MANAGED ACCOUNTS)




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RICHARD L. CHILTON, JR.       7/24/97  4.31         10,000
                              7/29/97  4.31         47,520


                        INDEX OF EXHIBITS


Exhibit A: Joint Filing Agreement, dated August 12, 1997, by and among Chilton Investment Co., Inc. and Richard L.
           Chilton, Jr.
                                                        EXHIBIT A

                     JOINT FILING AGREEMENT

          This will confirm the agreement by and among all the undersigned that the Schedule 13D filed on or about this date and any amendments thereto with respect to the beneficial ownership by the undersigned of Shares of Stocker & Yale, Inc. is being filed on behalf of each of the undersigned.

Dated:  August 12, 1997

                              CHILTON INVESTMENT CO., INC.


                              By:  /s/  Richard L. Chilton, Jr.
                                   ----------------------------
                                  Name:  Richard L. Chilton, Jr.
                                  Title: President


                              RICHARD L. CHILTON, JR.


                              By:  /s/  Richard L. Chilton, Jr.
                                   ----------------------------